

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2010

Douglas F. Lyons
Vice President and Controller
The E.W. Scripps Company
312 Walnut Street
Cincinnati, OH 45202

> **Re: The E.W. Scripps Company**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 5, 2010**
> **Schedule 14A**
> **Filed March 24, 2010**
> **File No. 01-16914**

Dear Mr. Lyons:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Risk Factors, page 11

1. Please confirm that in future filings, you will delete the second sentence in the second paragraph on page 11. You should disclose all known material risks in this section.

Management's Discussion and Analysis, page F-5
Critical Accounting Policies and Estimates, page F-6

2. We note that you make certain estimates regarding future advertising volumes when estimating rebates and discounts and also when estimating make-good accruals for advertising contracts. Please revise to disclose the methodology and assumptions

underlying these estimates and the impact of any changes in the estimates could have on your results of operations.

Results of Operations page F-9

3. We believe your disclosure could be improved by providing more information on the analysis of the underlying reasons for changes in revenues. For example, please provide a more robust discussion on the reasons for the significant increase in revenue from pure-play advertisers and more information on the "overall economic conditions" that are causing preprint revenues to decline. Also in this regard, it may be useful to provide a discussion on changes in volume and rates.

4. We note that the renegotiation of the renewal of your affiliation agreements with ABC and NBC could result in arrangements where affiliates share in funding network programming costs and thus the elimination of network compensation historically paid to such affiliates. As this appears to be a known event and uncertainty affecting future results and trends, please revise to discuss how you expect this type of change to impact future network compensation.

Note 1. Summary of Significant Accounting Policies, page F-30
Impairment of Long-Lived Assets, page F-34

5. We note that property, plant, and equipment comprise a significant portion of your total asset balance. Please tell us what consideration has been given to the possible impairment in the value of these assets in light of the recent restructuring events of the newspaper division as well as changes in the television division to centralize functions.

Schedule 14A

Corporate Governance, page 8
Risk Oversight – the Board's Role, page 11

6. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 if you have questions regarding comments on the financial statements and related matters or Sonia Bednarowski at 202-551-3666 for questions regarding comments on the proxy statement. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief